File No. 82-4555

BLACKROCK

03007200

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 05 2003
WASH. D.C. 165

SUPPL

February 23, 2003

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated February 20, 2003

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Don Cook
Vice –President, Finance

dlw 3/7

File No. 82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Updates Activities at Seal, Alberta

CALGARY, ALBERTA, (February 20, 2003) - BlackRock Ventures Inc. (TSE:BVI) is pleased to provide an update of its heavy oil discovery at Seal, Alberta.

Central Block Development Approval Received

BlackRock has been informed that the Alberta provincial cabinet has approved the development of BlackRock's Central Block Seal project. This project will entail drilling up to 80 horizontal development wells to a length of 1450 meters, with an inter-well spacing of 150 meters. BlackRock has started drilling the first of 27 horizontal development wells planned for 2003. BlackRock has a 50% working interest in this Central Block development and is the operator. Five vertical delineation wells have already been drilled this winter on the Central Block confirming oil quality and thickness of the Bluesky heavy oil reservoir. The first two horizontal wells drilled on the Central Block have recovered in excess of 100,000 barrels of oil each and are still producing in excess of 200 barrels of oil per day.

Eastern Block

In 2003, BlackRock will submit a heavy oil development application for the Eastern Block which currently has 2 producing horizontal wells and up to 40 additional development locations. BlackRock's average working interest on the Eastern Block is 75%.

Transportation

Currently, crude oil production from Seal is being trucked to processing facilities at Pelican Lake, some 100 miles away. Trucking costs to travel these distances have been in the $5-$6 per barrel range. A pipeline in the area will lower transportation costs and it will also reduce production disruptions caused by spring break-up and during periods of heavy rains. BlackRock has chosen a tie-in point on the Rainbow Pipe Line system for its Seal Pipeline and have commenced with route selection and engineering. The targeted start up date is mid 2004.

As an interim measure, until the Seal pipeline is operational, BlackRock has entered into an arrangement to deliver clean oil to the Nipisi terminal on the Rainbow Pipeline system, about half the distance of its current delivery point. This should save $3.00 per barrel in transportation costs on oil delivered to Nipisi. Crude oil that does not meet pipeline specifications at the Nipisi terminal will continue to be trucked to Pelican Lake for processing.

Testing of Additional Seal Blocks
Evaluation drilling has commenced on BlackRock's remaining four blocks of land at Seal. BlackRock is also currently drilling a horizontal well on the North Block, where mobile heavy oil was recovered from a successful evaluation well in 2002.

John Festival, President of BlackRock commenting on the recent Seal activities indicated that "the down-spacing approval for the Central Block is very significant for us as it allows us to embark on full development of the field. Another important milestone for BlackRock shareholders will be the testing and evaluating of the four other acreage blocks we have at Seal. In addition, our Seal discovery has generated considerable industry interest as a number of other companies are drilling this winter near our Seal acreage."

Certain information regarding the Company contained herein may constitute forward looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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